Corporate Office: 25 St. James’s Street London, SW1A 1HA United Kingdom

June 28, 2017

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Re:	CNH Industrial N.V.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 2, 2017
File No. 001-36085

Dear Ms. Blye:

Set forth below are the responses of CNH Industrial N.V. (“CNH Industrial”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated June 6, 2017 regarding its review of CNH Industrial’s filing noted above. For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.

General

1. Comment: In a letter to us dated September 22, 2014, you stated that your foreign subsidiaries sold agricultural equipment and parts under the New Holland brand to customers located in Sudan and Syria including, in certain cases, to an independent distributor or importer that may be partially or wholly state-owned. You state on page 18 of the 20-F that you sell agricultural equipment under the New Holland Agriculture and Case IH Agriculture brands. Websites for these brands identify Case IH dealers and New Holland Agriculture distributors in Sudan and Syria. Additionally, a press release on your website indicates that Case IH and New Holland machinery is assembled in Sudan.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2014 letter, whether through subsidiaries, affiliates, distributors, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Ms. Cecilia Blye

Response: CNH Industrial is incorporated in and under the laws of The Netherlands. CNH Industrial has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, United Kingdom. CNH Industrial engages, primarily through its subsidiaries, in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. CNH Industrial has industrial and financial services subsidiaries located in 45 countries and a commercial presence in approximately 180 countries around the world. CNH Industrial provides certain financial information by geographic area. CNH Industrial’s geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—member countries of the European Union, member countries of the European Free Trade Association, Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Sudan and Syria fall within the EMEA region (Sudan and Syria are referred to collectively hereinafter as the “Subject Countries”). Foreign (i.e. non-U.S.) subsidiaries of CNH Industrial are responsible for sales and marketing of CNH Industrial products in the EMEA, LATAM and APAC regions. In some cases, goods sold by foreign subsidiaries of CNH Industrial have U.S. origin content and/or are the subject of an intra-company sale between a U.S. subsidiary and a foreign subsidiary of CNH Industrial and thus have shipped from the United States to Sudan. In such cases, the U.S. subsidiary applied for and received licenses from the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) to ship such agricultural and construction equipment (including tractors, hay and forage equipment, cotton pickers, sprayers and light construction equipment) to Sudan. The U.S. subsidiary obtained from OFAC a number of licenses during the period from January 1, 2014 through January 17, 2017. On January 17, 2017, OFAC issued a general license authorizing transactions involving Sudan, subject to certain terms and conditions, and our U.S. subsidiary has since that date shipped agricultural and construction equipment to Sudan under that general license.

U.S. law does not prohibit foreign companies from doing business with or in the Subject Countries. Transactions involving U.S. origin goods or goods subject to an intra-company sale and shipped from a U.S. location but sold by CNH Industrial’s foreign subsidiaries have been limited to Sudan and have been conducted under licenses granted by OFAC. Further, CNH Industrial has an export management system, dedicated global export compliance personnel, and a compliance program which includes appropriate training designed to ensure that all business activity relating to, among others, the Subject Countries is conducted in conformity with all applicable laws. The program includes policies and procedures to ensure that no U.S. personnel are involved in activity in which their involvement would be prohibited.

Over the period from January 1, 2014 through March 31, 2017, certain of CNH Industrial’s foreign subsidiaries sold (1) agricultural and construction equipment and spare parts under the New Holland brand to customers located in Sudan; (2) commercial vehicles and spare parts under the Iveco brand to customers located in Sudan and Syria and (3) engines and spare parts under the FPT Industrial brand to a customer located in Sudan. When these transactions have involved U.S. origin content or goods

Ms. Cecilia Blye

subject to an intra-company sale where shipment initiates from a U.S. location, they have been completed under license granted by OFAC; however, none of these transactions have been sales by a U.S. subsidiary directly to a customer located in the Subject Countries. Net revenues by CNH Industrial’s foreign subsidiaries into the Subject Countries over each of the last three years and the first three months of 2017 are approximately as follows:

Sudan:

2014:     $24,208,140

2015:     $23,248,300

2016:     $17,874,365

20171:     $5,489,098

Syria:

2014:     $1,624,043

2015:     $107,073

2016:     $655,428

20172:     $232

Net revenues by all of CNH Industrial foreign subsidiaries into the Subject Countries constituted approximately the following percentages of CNH Industrial’s total consolidated worldwide revenue for the relevant periods: 0.0793% in 2014, 0.0901% in 2015, 0.0745% in 2016, and 0.0966% in 2017 (through March 31).

The New Holland brand agricultural equipment sold into Sudan during the period from January 1, 2014 through March 31, 2017 included the following: tractors, combines (and headers), hay and forage equipment and sugar cane harvesters. The New Holland brand construction equipment sold into Sudan during the period from January 1, 2014 through March 31, 2017 included excavators, wheel loaders and backhoe loaders. The Iveco brand commercial vehicles sold into Sudan and Syria during the period from January 1, 2014 to March 31, 2017 included a mix of heavy and medium trucks and buses. The FPT Industrial brand engines and spare parts sold into Sudan during the period from January 1, 2014 until March 31, 2017 were used for power generation units.

Subject to market and other economic conditions as well as applicable laws (including OFAC licensing requirements), CNH Industrial anticipates that its foreign subsidiaries will continue to conduct business in the Subject Countries at levels substantially consistent with its historical practice.

CNH Industrial’s foreign subsidiaries sell agricultural equipment, commercial vehicles and parts for such equipment into the Subject Countries through different distribution channels. With respect to Sudan, CNH Industrial’s foreign subsidiaries only sell agricultural and construction equipment, commercial vehicles and parts for such equipment to independent distributors or importers. Additionally, in Sudan, CNH Industrial also sells agricultural equipment to an importer in a semi-knock down configuration (i.e., a kit containing the components needed to assemble the equipment), and the importer performs basic final assembly operations and resells the equipment to local end users. CNH Industrial has no

[1]	2017 figures are for the period January 1, 2017 through March 31, 2017.
[2]	2017 figures are for the period January 1, 2017 through March 31, 2017.

Ms. Cecilia Blye

investments in Sudan related to the equipment assembled in Sudan. With respect to Syria, CNH Industrial’s foreign subsidiaries only sell commercial vehicles and parts for such equipment to an independent distributor.

While CNH Industrial’s foreign subsidiaries provides technical support to the independent distributors located in the Subject Countries, no U.S. citizens or residents employed by such CNH Industrial foreign subsidiaries have travelled to or provided any kind of support with respect to the independent distributors or other third parties located in the Subject Countries. Technical support of independent distributors in the Subject Countries generally includes sales and marketing and product support training, and providing sales and marketing and product support literature to the extent necessary and appropriate to service the customers’ necessities. As a result of the foregoing, the names of such independent distributors and importers may be listed on web sites maintained by CNH Industrial’s foreign subsidiaries, such as the websites of New Holland Agriculture, New Holland Construction and Iveco.

CNH Industrial understands that certain of its New Holland brand agricultural and construction equipment and Iveco brand commercial vehicles sold by its foreign subsidiaries into the Subject Countries (through the distribution channels described above) may be purchased by municipalities and state corporations as well as farms, cooperatives, businesses or other entities, some of which may be partially or wholly state-owned. The business relationship between such foreign subsidiaries and the independent distributor or importer is governed by a sale and purchase agreement or comparable agreement between the applicable foreign subsidiary and the independent distributor or importer. Other than as set forth above, neither CNH Industrial nor any of its subsidiaries has any agreement or commercial arrangement with the government of any Subject Country or, to the best of CNH Industrial’s knowledge, any entity controlled by such government.

2. Comment: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: Please note the sales figures and other information contained in the Response to Comment 1 above. As set forth above, CNH Industrial’s aggregate sales to the Subject Countries in each of the last three years and for the three months ended March 31, 2017, has represented not more than 0.0966% of CNH Industrial’s total consolidated worldwide revenue in any such period. CNH Industrial does not consider this level of activity with the Subject Countries to be quantitatively material.

CNH Industrial does not believe that its foreign subsidiaries’ sales into the Subject Countries should or would be regarded as qualitatively material by a reasonable investor in making an investment decision given the limited nature and extent of such sales, particularly because CNH Industrial believes that it conducts such sales in compliance with all applicable laws. In addition, we discussed this matter with

Ms. Cecilia Blye

representatives of CNH Industrial’s Investor Relations function. The CNH Industrial Investor Relations function confirmed that, generally, institutional investors do not consider CNH Industrial’s dealings in the Subject Countries to be a material issue. In addition, we have received no inquiry from any state with divestment initiatives; and, if any inquiry is received, we will address it with the relevant state but in any event, we do not believe that divestment would create a material impact on our investor base.

The agricultural and construction equipment products sold by CNH Industrial’s foreign subsidiaries into Sudan are designed for use in the growth of food and other agricultural products and building and repair projects. The commercial vehicles sold in Sudan and Syria are used to transport goods and the engines sold in Sudan are used to build generators. CNH Industrial understands that certain of its agricultural and construction equipment and commercial vehicles sold by its foreign subsidiaries into the Subject Countries (through the distribution channels described in Response to Comment 1) may have been purchased by municipalities and state corporations as well as farms, cooperatives, businesses or other entities, some of which may be partially or wholly state-owned. The business relationship between such foreign subsidiaries and the independent distributor or importer would be governed by a sale and purchase agreement or comparable agreement between the applicable foreign subsidiary and the independent distributor or importer. Other than as set forth above, neither CNH Industrial nor any of its subsidiaries has any agreement or commercial arrangement with the government of any Subject Country or, to the best of CNH Industrial’s knowledge, any entity controlled by such government. To the best of CNH Industrial’s knowledge, none of the goods sold by its foreign subsidiaries into the Subject Countries has been used for any military purpose. For the foregoing reasons, CNH Industrial does not believe investors would reasonably consider sales by CNH Industrial’s foreign subsidiaries into the Subject Countries to be qualitatively material or that such sales would have a negative impact on CNH Industrial’s reputation or share value.

If you require additional information or clarification with respect to CNH Industrial’s responses, or wish to discuss the responses further, please contact me at (630) 887-2233 or Michael P. Going at (630) 887-3766.

Sincerely,

/s/ Richard Tobin

Richard Tobin

Chief Executive Officer

CNH Industrial N.V.